UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

For Immediate Release SQM REPORTS EARNINGS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Highlights
•SQM reported total revenues for the three months ended March 31, 2024 of US$1,084.5 million compared to total revenues of US$2,263.9 million for the same period last year.
•Net loss(1),(2) for the three months ended March 31, 2024 of (US$869.5) million or (US$3.04) per share, compared to net income(2) of US$749.9 million, US$2.63 per share for the same period last year.
•Over 30% year-on-year higher sales volumes in lithium business, surpassing 43,000 metric tons in 1Q2024.
•Revised and increased FY2024 lithium sales volumes guidance.
•Record-high quarterly sales volumes in iodine business, over 3,700 metric tons in 1Q2024.
•Concluded the acquisition of Andover lithium project in Western Australia.
•Successfully completed the ramp-up of the Dixin lithium hydroxide conversion facility in Sichuan, China, with a nominal capacity of 20,000 metric tons.

SQM will hold a conference call to discuss these results on Thursday, May 23, 2024 at 12:00pm ET (12:00pm Chile time).
Participant Dial-In (Toll Free): 1-844-282-4852
Participant International Dial-In: 1-412-317-5626
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=qmUdFzpU
Santiago, Chile. May 22, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today net loss(1),(2) for the three months ended March 31, 2024, of (US$869.5) million, (US$3.04) per share. Excluding the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium, the net income(2) for the three months ended March 31, 2024, totaled US$228.1 million (US$0.80 per share), representing a decrease of approximately 69.6% compared to US$749.9 million (US$2.63 per share).
Gross profit(3) reached US$368.5 million (34.0% of revenues) for the three months ended March 31, 2024, lower than US$1,065.6 million (47.1% of revenues) recorded for the three months ended March 31, 2023. Revenues totaled US$1,084.5 million for the three months ended March 31, 2024, representing a decrease of approximately 52.1% compared to US$2,263.9 million reported for the three months ended March 31, 2023.
SQM’s Chief Executive Officer, Ricardo Ramos, stated, “We are pleased with the positive year-on-year growth in sales volumes across all of our major businesses. During the first quarter of 2024, we delivered record-high quarterly sales volumes in the iodine business, almost 9% higher when compared to the same period last year. Sales volumes in our specialty nutrition and potassium business lines were approximately 20% higher year-on-year, while lithium sales volumes were over 30% higher during the first quarter of 2024 compared to the same period last year. This growth was offset by lower year-on-year realized average sales prices in these business lines as a result of lower market prices during the first quarter of 2024.”
He continued by saying, “We believe that the strong demand growth in lithium market seen since the beginning of the year could continue for the remainder of the year, with total lithium demand surpassing 1.1 million metric tons during 2024. Given this positive trend in demand growth, especially in China which accounts for almost 75% of global lithium demand, and our updated sales volumes outlook for the year, we believe that our sales volumes could reach 200,000 metric tons in 2024.”
Mr. Ramos added, “We continue with our growth plans in Chile and abroad. Our iodine and nitrates expansion project in Pampa Blanca is progressing successfully and we expect to deliver 1,300 metric tons of iodine from this new operation in
(1) Includes the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium as of March 31, 2024, in a total amount of US$1,097.6 million. For more detail, please refer to Note (1) to this Earnings release.

SQM S.A. 1Q2024 Earnings release	1

2024. In the recent months, we began the construction of a seawater pipeline which will deliver seawater to our operations, allowing us to expand our production capacity and supply freshwater to our neighboring communities.
In lithium business, as detailed below, we have completed the new expansion of our lithium carbonate facility in Chile, reaching 210,000 metric tons per year, and continued to work on a series of initiatives related to efficiency, quality and process improvements to expand this production capacity to 240,000 metric tons per year in 2025, thus adding incremental 30,000 metric tons per year of lithium carbonate capacity. Our lithium hydroxide capacity (conversion from lithium carbonate) has reached 40,000 metric tons per year and we remain on track to increase our total lithium hydroxide capacity in Chile to 100,000 metric tons per year in 2025.
After signing a non-binding Memorandum of Understanding with Codelco at the end of last year, we continued with the negotiations to define the definitive conditions and documents for a joint operation in the Salar de Atacama, which we expect to deliver by the end of this month.”
He closed by saying, “In China, after several years of developing lithium sulfate refinery project, which consisted of redesigning and modifying of the Dixin chemical plant to convert lithium sulfate product from the Salar de Atacama into battery grade lithium hydroxide, we are proud to announce that this process concluded this month by SQM acquiring 100% of the plant. With a design capacity of 20,000 metric tons per year and the first production archived at the end of last year, Dixin plant is fundamental to our strategy to at least double our lithium hydroxide production from lithium sulfate in the coming years.

Finally, in Australia, through a 50/50 joint venture with Hancock Prospecting Pty (Hancock), we completed the acquisition of 60% of the Andover lithium project by acquiring 100% of the shares of Azure Minerals Limited for a total amount of approximately US$350 million (SQM's share). We look forward to working with Hancock on what we believe will be a significant lithium project on a global scale. By combining our mining and lithium expertise with Hancock's experience in project development and mining operations in Australia, we expect to build a strong and mutually beneficial partnership."

Installed lithium capacity, metric tons / year	2023	2024	2025

Chile
LC	200,000	210,000	240,000
LH (from LC)	30,000	40,000	100,000
China (from lithium sulfate)
LH (Dixin)	20,000	20,000	20,000
LH (tolling)		10,000	20,000
Australia (SQM's share)
LH (Mt. Holland)			25,000

Total installed lithium capacity, metric tons of LCE /year	220,000	240,000	305,000
Note: LC - lithium carbonate, LH - lithium hydroxide, LCE - lithium carbonate equivalent (1 metric ton of LH = 1 metric ton of LC).

The total capex for 2024 is expected to reach US$1.3 billion, including the capex associated with the abovementioned initiatives for our lithium carbonate capacity expansions of approximately US$70 million, Dixin plant acquisition of approximately US$140 million, and maintenance of approximately US$150 million. The total capex amount does not include the amount of approximately US$350 million paid for the acquisition of Andover lithium project.

Segment Analysis
Lithium and Derivatives
Revenues for lithium and derivatives totaled US$547.4 million during the three months ended March 31, 2024, a decrease of 66.7% compared to US$1,646.2 million recorded for the three months ended March 31, 2023.

SQM S.A. 1Q2024 Earnings release	2

Lithium and Derivatives Sales Volumes and Revenues:

		3M2024	3M2023	2024/2023
Lithium and Derivatives	Th. MT	43.5	32.3	11.1	34%
Lithium and Derivatives Revenues	MUS$	547.4	1,646.2	(1,098.8)	(67)%
Revenues in the lithium business line during the first quarter of 2024 were affected by significantly lower average sales prices, partially offset by significantly higher sales volumes, when compared to the same period last year. Average sales price for the first quarter of 2024 reached almost US$12,600 per metric ton, a decrease of 75.3% compared to average sales price reported for the first quarter of 2023. Our lithium sales volumes reached 43,500 metric tons for the first quarter of 2023, an increase of over 34%, compared to sales volumes reported for the same period last year. Our realized average sales prices decreased as a result of lower market prices seen during the first quarter of 2024 when compared to the same period last year. Since our sales contracts are tied to market price indices, our realized sales prices reflect the market price trends. China remains the primary market for lithium chemicals, concentrating over 75% of lithium demand. The geographical distribution of our sales volumes tends to follow the same pattern, with approximately 75% of our product volumes sold in China.

We believe that the total lithium market demand can grow another 20% in 2024, reaching over 1.1 million metric tons. As of today, we have contracted over 85% of our production volumes for this year with prices benchmarked to price indices with an average lag of one month. Our production forecast remains the same as announced earlier this year and we expected to produce approximately 210,000 metric tons of lithium carbonate equivalent at our production facilities in Chile and China. Given the positive market demand dynamics, we have revised our sales volumes outlook for the year and expect that our sales volumes could reach approximately 200,000 metric tons in 2024.
Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 47% of SQM’s consolidated gross profit for the three months ended March 31, 2024.
Specialty Plant Nutrition (SPN)
Revenues from our Specialty Plant Nutrition business line for the three months ended March 31, 2024, totaled US$207.8 million, representing a 6.0% decrease when compared to US$220.9 million reported for the three months ended March 31, 2023.
Specialty Plant Nutrition Sales Volumes and Revenues:

		3M2024	3M2023	2024/2023
Specialty Plant Nutrition Total Volumes	Th. MT	204.0	168.1	35.9	21%
Sodium Nitrate	Th. MT	7.4	6.7	0.8	11%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	118.6	88.8	29.8	34%
Specialty Blends	Th. MT	42.8	39.6	3.3	8%
Other specialty plant nutrients (*)	Th. MT	35.1	33.1	2.1	6%
Specialty Plant Nutrition Revenues	MUS$	207.8	220.9	(13.2)	(6)%
*Includes trading of other specialty fertilizers.
The revenues from the specialty plant nutrition business line during the first quarter of 2024 were impacted by significantly lower average sales prices when compared to the same period of 2023, almost offset by significantly higher sales volumes. Our average price decreased almost 22.5% year-on-year while our sales volumes increased 21.3% during the first quarter of 2024 compared to the same period last year.
We have observed positive trends in the potassium nitrate market during the initial months of this year, characterized by robust demand growth and stable market prices. We anticipate that total potassium nitrate market demand could increase by approximately 15% compared to the total demand seen in 2023. Consequently, our sales volumes are expected to grow in line with this demand. The stability in prices seen during the last few quarters suggests that the market price may have bottomed out, and we believe this trend could persist throughout the year, provided current market conditions remain unchanged.

SQM S.A. 1Q2024 Earnings release	3

Gross profit(3) for SPN segment accounted for approximately 12% of SQM’s consolidated gross profit for the three months ended March 31, 2024.
Iodine and Derivatives
Revenues from sales of iodine and derivatives during the three months ended March 31, 2024, totaled US$240.1 million, an increase of 0.2% compared to US$239.6 million reported for the three months ended March 31, 2023.
Iodine and Derivative Sales Volumes and Revenues:

		3M2024	3M2023	2024/2023
Iodine and Derivatives	Th. MT	3.7	3.4	0.3	9%
Iodine and Derivatives Revenues	MUS$	240.1	239.6	0.5	0%
Higher sales volumes during the first quarter of 2024 offset lower realized sales price in the first quarter of 2024 compared to the same period last year. We reported record-high quarterly sales volumes of over 3,700 metric tons for the first quarter of 2024, an increase of almost 9% compared to the sales volumes reported for the first quarter of 2023. Our realized average sales price for the first quarter of 2024 decreased almost 8% year-on-year.
Since the beginning of this year, we have seen a strong demand growth in the iodine market and expect this trend to continue throughout the year. We believe that the total iodine demand can grow approximately 4% in 2024 when compared to the previous year, recovering the decrease in demand seen during 2023. As a result of efficiency improvements across our caliche operations and a successful ramp-up of Pampa Blanca operations, we believe we are well-positioned to support this demand recovery. We estimate that the majority of this demand growth is coming from customer restocking activities and demand recovery in such segments as LCD/LED screens, nylon and animal feed. Meanwhile, the X-ray contrast media demand continues to demonstrate strong growth, consistent with previous periods. Given these positive trends in iodine demand, we believe our sales volumes could increase in 2024 compared to sales volumes reported for 2023. We have also seen iodine prices stabilize in the past few months and we believe that this price stability could continue for the remainder of the year, with a possible slight upside.
Gross profit(3) for the Iodine and Derivatives segment accounted for approximately 38% of SQM’s consolidated gross profit for the three months ended March 31, 2024.
Potassium
Potassium revenues for the three months ended March 31, 2024, totaled US$63.6 million, lower than revenues reported during the three months ended March 31, 2023, which totaled US$86.9 million, representing a 26.8% decrease.
Potassium Sales Volumes and Revenues:

		3M2024	3M2023	2024/2023
Potassium	Th. MT	163.4	137.5	25.9	19%
Potassium Revenues	MUS$	63.6	86.9	(23.3)	(27)%
Potassium revenues during the first quarter of 2024 were approximately 27% lower when compared to the same period last year, as a result of significantly lower average sales prices, partially offset by almost 19% higher sales volumes reported for the first quarter of 2024 compared to the same period last year. We believe that due to lower market prices and increased supply availability, the global potash demand could grow approximately 10% in 2024 compared to last year. Our sales volumes are expected to reach 600,000 metric tons in 2024.
Gross profit(3) for Potassium segment accounted for approximately 2% of SQM’s consolidated gross profit for the three months ended March 31, 2024.
Industrial Chemicals
Industrial chemicals revenues for the three months ended March 31, 2024, reached US$21.8 million, 66.9% lower than US$65.9 million recorded for the three months ended March 31, 2023.

SQM S.A. 1Q2024 Earnings release	4

Industrial Chemicals Sales Volumes and Revenues:

		3M2024	3M2023	2024/2023
Industrial Nitrates	Th. MT	14.5	71.0	-56.6	(80)%
Industrial Chemicals Revenues	MUS$	21.8	65.9	(44.1)	(67)%
Industrial chemicals revenues during the first quarter of 2024 were significantly lower when compared to revenues reported for the same period last year, as a result of significantly lower sales volumes which offset higher average sales prices. Both sales volumes and average prices for the first quarter of 2023 were influenced by solar salts sales to the project we finished to supply last year. Since we do not expect to supply any solar salts volumes during 2024, our quarterly sales volumes should be relatively flat quarter over quarter. We believe that the industrial chemicals market prices could also remain stable for the reminder of the year.
Gross profit(3) for the Industrial Chemicals segment accounted for approximately 2% of SQM’s consolidated gross profit for the three months ended March 31, 2024.
Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$3.8 million for the three months ended March 31, 2024, a decrease compared to US$4.2 million for the three months ended March 31, 2023.
Financial Information
Cost of Sales
Cost of sales, excluding total depreciation and amortization expenses, amounted to US$642.6 million for the three months ended March 31, 2024, a decrease of 43.4% compared to US$1,134.6 million for the same period in 2023.
Our cost of sales related to our lithium and potassium business lines includes lease payments to Corfo and, therefore, fluctuates with our sales prices of lithium and potassium products. Given a decrease in lithium prices during the first quarter of 2024 when compared to the fourth quarter of 2023, cost of sales related to lithium business was affected by higher cost of inventory as a result of higher lease payments to Corfo during the previous periods.
In our iodine and fertilizer businesses, we have made significant advances in cost reduction by increasing recovery rates and production volumes. These efforts have contributed to increased margins.
Administrative Expenses
Administrative expenses totaled US$38.3 million (3.5% of revenues) for the three months ended March 31, 2024, compared to US$41.5 million (1.8% of revenues) for the three months ended March 31, 2023.
Financial Indicators
Net Financial Expenses
Net financial expenses for the three months ended March 31, 2024 totaled US$20.5 million, compared to net financial income of US$3.3 million for the three months ended March 31, 2023.
Income Tax Expense
For the three months ended March 31, 2024, the income tax expense, including the net effect of the payments of the specific tax on mining activities in Chile applied to the exploitation of lithium in the total amount of US$1,097.6 million (see Note (1) below), reached US$1,168.8 million, compared to an income tax expense of US$281.9 million during the three months ended March 31, 2023.
The income tax expense, excluding the net effect of accounting adjustments for the payments of the specific tax on mining activities for the exploitation of lithium, reached US$71.3 million for the three months ended March 31, 2024, representing an effective tax rate of 23.7%. The Chilean corporate tax rate was 27.0% in 2023 and 2024.

SQM S.A. 1Q2024 Earnings release	5

Adjusted EBITDA(4)
Adjusted EBITDA for the three months ended March 31, 2024, was US$403.6 million (Adjusted EBITDA margin of 37.2%), compared to US$1,087.7 million (Adjusted EBITDA margin of 48.0%) for the three months ended March 31, 2023.
Notes:
(1) The Chilean Internal Revenue Service (“SII” in its Spanish acronym) has sought to broaden the application of the specific tax on mining activities in Chile to the extraction of lithium, a substance that is not concessionable by law, and has levied taxes as of December 31, 2023, in the amount of US$986.3 million on our subsidiary SQM Salar S.A. (“SQM Salar”) for the tax years 2012 to 2023 (business years 2011 to 2022) on that basis. SQM Salar has paid the tax assessments for US$201.3 million, for which seven tax claims have been filed against the SII challenging these taxes (the “Claims”), and the tax assessment for US$785.0 million, for which a claim has not yet been filed. Both amounts were accounted for as non-current tax assets in the consolidated financial statement for the year ended December 31, 2023. In the case covering the 2017-2018 tax years, the Tax and Customs Court upheld SQM Salar’s claim and ordered that these tax assessments be annulled. This case ruling was appealed by the SII, and on April 5, 2024 the Santiago Court of Appeal issued a ruling revoking the previous ruling handed down by the Tax and Customs Court covering the 2017-2018 tax years. Although the ruling of the Santiago Court of Appeal does not affect all other Claims and is still subject to appeal by SQM Salar, it prompted the review of the accounting treatment for the Claims by the SQM's Board of Directors. Consequently, as of March 31, 2024, SQM recognized a tax expense adjustment amounting to US$1,097.6 million, which corresponds to the impact that the interpretation of the Santiago Court of Appeal ruling could have on the Claims (corresponding to US$926.7 million for the business years 2011 to 2022, US$162.7 million for the 2023 business year and US$8.2 million for the first quarter of 2024). SQM maintains its firm position regarding the erroneous application of the specific tax on mining activity to the exploitation of lithium, a substance that is not concessionable by law in Chile, which had been recognized by the SII itself in the past, as well as by the executive, legislative and judicial powers in Chile. SQM Salar will continue to actively defend its position in the Claims. For more information, see Note 21.3 to our consolidated financial statements as of March 31, 2024.
(2) Net income (loss) refers to the comprehensive income (loss) attributable to controlling interests.
(3) A significant portion of SQM’s cost of sales are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this release, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.
(4) Adjusted EBITDA = EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences. EBITDA = Profit for the Period + Depreciation and Amortization Expenses + Finance Costs + Income Tax. Adjusted EBITDA margin = Adjusted EBITDA/revenues. We have included adjusted EBITDA to provide investors with a supplemental measure of our operating performance. We believe adjusted EBITDA is important supplemental measure of operating performance because it eliminates items that have less bearing on our operating performance and thus highlights trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Adjusted EBITDA has important limitations as analytical tool. For example, adjusted EBITDA does not reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.
We believe that the presentation of the non-IFRS financial measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBITDA and adjusted EBITDA only supplementally.

SQM S.A. 1Q2024 Earnings release	6

	For the three months ended Mar. 31,
(US$ millions)	2024	2023

Profit for the Period	(868.7)	751.5
(+) Depreciation and amortization expenses	73.4	63.6
(+) Finance costs	46.8	27.3
(+) Income tax expense	1,168.8	281.9
EBITDA	420.4	1,124.4
(-) Other income	1.3	17.7
(-) Other gains (losses)	(2.0)	(0.3)
(-) Share of Profit of associates and joint ventures accounted for using the equity method	4.6	0.4
(+) Other Expenses	(16.2)	(16.0)
(+) Impairment of financial assets and reversal of impairment losses	0.6	(1.0)
(-) Finance income	26.3	30.7
(-) Foreign currency translation differences	2.3	5.1
Adjusted EBITDA	403.6	1,087.7

SQM S.A. 1Q2024 Earnings release	7

Consolidated Statement of Financial Position

	As of Mar. 31,	As of Dec. 31,
(US$ millions)	2024	2023

Total Current Assets	5,641.8	5,866.1
Cash and cash equivalents	1,315.7	1,041.4
Other current financial assets	964.8	1,325.8
Accounts receivable (1)	950.4	950.4
Inventory	1,756.8	1,774.6
Others	654.1	773.9

Total Non-current Assets	4,945.9	5,839.4
Other non-current financial assets	220.2	248.3
Investments in related companies	84.9	86.4
Property, plant and equipment	3,725.5	3,609.9
Other Non-current Assets	915.2	1,894.8

Total Assets	10,587.6	11,705.6

Total Current Liabilities	2,406.3	2,351.1
Short-term debt	1,493.2	1,256.5
Others	913.1	1,094.6

Total Long-Term Liabilities	3,492.9	3,787.5
Long-term debt	2,940.3	3,213.4
Others	552.6	574.1

Shareholders’ Equity before Minority Interest	4,651.4	5,530.7

Minority Interest	37.0	36.2

Total Shareholders’ Equity	4,688.4	5,566.9

Total Liabilities & Shareholders’ Equity	10,587.6	11,705.6

Liquidity (2)	2.3	2.5
__________________________________________
(1)Accounts receivable + accounts receivable from related companies
(2)Current assets / current liabilities

SQM S.A. 1Q2024 Earnings release	8

Consolidated Statement of Income

	For the three months ended Mar. 31,
(US$ millions)	2024	2023

Revenues	1,084.5	2,263.9

Lithium and Derivatives	547.4	1,646.2
Specialty Plant Nutrition (1)	207.8	220.9
Iodine and Derivatives	240.1	239.6
Potassium	63.6	86.9
Industrial Chemicals	21.8	65.9
Other Income	3.8	4.2

Cost of Sales	(642.6)	(1,134.6)
Depreciation and Amortization	(73.4)	(63.6)

Gross Profit	368.5	1,065.6

Administrative Expenses	(38.3)	(41.5)
Financial Expenses	(46.8)	(27.3)
Financial Income	26.3	30.7
Exchange Difference	2.3	5.1
Other	(11.8)	0.9

Income Before Taxes	300.2	1,033.4

Income Tax	(1,168.8)	(281.9)

Net Income before minority interest	(868.7)	751.5

Minority Interest	(0.8)	(1.6)

Net Income	(869.5)	749.9
Net Income per Share (US$)	(3.04)	2.63
__________________________________________
(1)Includes other specialty fertilizers

SQM S.A. 1Q2024 Earnings release	9

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.
For further information, contact:
Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com
For media inquiries, contact:
Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the implementation of the MoU and potential partnership with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SQM S.A. 1Q2024 Earnings release	10

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 22, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO
Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 1Q2024 Earnings release	11